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Exhibit 12.1

Station Casinos, Inc.
Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Fiscal Year Ended					Six Months Ended
	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03	31-Dec-04	30-Jun-04	30-Jun-05
Fixed Charges
Interest Expense	$92,381	$92,902	$98,985	$95,039	$78,266	$40,801	$39,504
Capitalized Interest	3,849	10,918	2,065	3,496	6,968	2,734	7,319
Amortization of Debt Cost	2,979	6,376	4,082	3,156	2,945	1,530	1,657
Interest Portion of Rentals	2,907	3,153	3,435	3,655	3,722	1,887	1,806

Total Fixed Charges	$102,116	$113,349	$108,567	$105,346	$91,901	$46,952	$50,286

Interest Portion of Rentals
Rentals	$8,809	$9,556	$10,408	$11,076	$11,278	$5,718	$5,474
Times 33%	2,907	3,153	3,435	3,655	3,722	1,887	1,806
Earnings
Pretax Income from Continuing Operations	$147,309	$30,463	$49,756	$68,177	$105,229	$(1,169)	$128,459
Fixed Charges	102,116	113,349	108,567	105,346	91,901	46,952	50,286
Less: Capitalized Interest	(3,849)	(10,918)	(2,065)	(3,496)	(6,968)	(2,734)	(7,319)

Total Earnings	$245,576	$132,894	$156,258	$170,027	$190,162	$43,049	$171,426

Ratio of Earnings to Fixed Charges	2.40	1.17	1.44	1.61	2.07	0.92	3.41
Deficit						(3,903)

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  Exhibit 12.1